________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                                     OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                AMP INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                          PMA ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                               ALLIEDSIGNAL INC.
                                    (BIDDER)

                        COMMON STOCK, WITHOUT PAR VALUE
                  (INCLUDING THE COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   031897101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            PETER M. KREINDLER, ESQ.
                               ALLIEDSIGNAL INC.
                               101 COLUMBIA ROAD
                          MORRISTOWN, NEW JERSEY 07692
                                 (973) 455-5513
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                   COPIES TO:
                             ARTHUR FLEISCHER, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                         NEW YORK, NEW YORK 10004-1980
                                 (212) 859-8120
                            ------------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------------------
                     $9,987,952,242                                              $1,997,590
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

 * Based on the offer to purchase all outstanding shares of Common Stock of AMP Incorporated together with the associated Common Stock Purchase Rights at $44.50 cash per share, the number of Shares of Common Stock reported as outstanding in AMP Incorporated's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (218,601,033), and the number of shares of Common Stock under option reported in AMP Incorporated's 1997 Annual Report on Form 10-K (5,847,332).

** 1/50 of 1% of Transaction Value.
                            ------------------------

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                                   FILING PARTY:
FORM OR REGISTRATION NO.:                                 DATE FILED:

________________________________________________________________________________

     This Schedule 14D-1 relates to a tender offer by PMA Acquisition Corporation, a Delaware corporation (the 'Offeror'), a wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ('Parent'), to purchase all of the outstanding shares of common stock, without par value (the 'Shares'), including the associated Common Stock Purchase Rights (the 'Rights'), of AMP Incorporated, a Pennsylvania corporation (the 'Company'), at a purchase price of $44.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998 (the 'Offer to Purchase'), and in the related Letter of Transmittal (which together constitute the 'Offer'), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is AMP Incorporated. The address of the principal executive offices of the Company is set forth in Section 8 ('Certain Information Concerning the Company') of the Offer to Purchase and is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is the common stock, without par value (the 'Common Stock'), of the Company and the associated Common Stock Purchase Rights (the 'Rights'). The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ('Price Range of Common Stock; Dividends') of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) through (d), (g) The information set forth in the Introduction and
Section 9 ('Certain Information Concerning Offeror and Parent') and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) None of the Offeror or Parent, nor, to the best of their knowledge, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) None.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Sections 10 ('Source and Amount of Funds') and 16 ('Fees and Expenses') of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (e) The information set forth in the Introduction, Section 11 ('Background of the Offer; Past Contacts with the Company') and Section 12 ('Purpose of the Offer and the Proposed Merger; Plans for the Company; Certain Considerations') of the Offer to Purchase is incorporated herein by reference. Except as set forth in Sections 11 and 12 of the Offer to Purchase, neither the Parent nor the Offeror have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Company, or any other material changes in the Company's capitalization, dividend policy, corporate structure or business or composition of its management or personnel.

     (f) and (g) The information set forth in Section 7 ('Effect of the Offer on the Market for Common Stock and Registration Under the Exchange Act') of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) None.

     (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     None.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and in Section 16 ('Fees and Expenses') of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ('Certain Information Concerning Offeror and Parent') of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

     (a) None.

     (b) and (c) The information set forth in Section 15 ('Certain Legal Matters; Required Regulatory Approvals') of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ('Effect of the Offer on the Market for Common Stock and Registration under the Exchange Act') is incorporated herein by reference.

     (e) The information set forth in Section 15 ('Certain Legal Matters; Required Regulatory Approvals') is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated August 10, 1998.

     (a)(2) Letter of Transmittal.

     (a)(3) Letter dated August 10, 1998, from Lazard Freres & Co. LLC and Goldman, Sachs & Co. to brokers, dealers, commercial banks, trust companies and other nominees.

     (a)(4) Letter dated August 10, 1998, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

     (a)(5) Notice of Guaranteed Delivery.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Slides used in connection with analyst presentation on August 4, 1998.

     (a)(8) Form of Summary Advertisement, dated August 10, 1998.

     (a)(9) Press Release issued by Parent on August 4, 1998.

     (a)(10) Letter dated July 30, 1998, from Lawrence A. Bossidy, Chairman and Chief Executive Officer of AlliedSignal Inc. to Mr. William J. Hudson, Chief Executive Officer and President of AMP Incorporated.

     (a)(11) Letter, dated August 4, 1998, from Lawrence A. Bossidy, Chairman and Chief Executive Officer of AlliedSignal Inc. to the Board of Directors of AMP Incorporated.

     (b) None.

     (c) None.

     (d) None.

     (e) Not applicable.

     (f) None.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 1998

                                          PMA ACQUISITION CORPORATION

                                          By:       /S/ PETER M. KREINDLER
                                             ...................................
                                             NAME: PETER M. KREINDLER
                                             TITLE: VICE PRESIDENT,
                                                  SECRETARY AND DIRECTOR

                                          ALLIEDSIGNAL INC.

                                          By:       /S/ PETER M. KREINDLER
                                             ...................................
                                             NAME: PETER M. KREINDLER
                                             TITLE:  SENIOR VICE PRESIDENT,
                                                  GENERAL COUNSEL AND SECRETARY

                                 EXHIBIT INDEX

EXHIBIT                                          DESCRIPTION                                            PAGE NO.
-------  --------------------------------------------------------------------------------------------   --------

(a)(1)  -- Offer to Purchase, dated August 10, 1998....................................................
(a)(2)  -- Letter of Transmittal.......................................................................
(a)(3)  -- Letter dated August 10, 1998, from Lazard Freres & Co. LLC and Goldman, Sachs & Co. to brokers, dealers, commercial banks, trust companies and other nominees......................
(a)(4)  -- Letter dated August 10, 1998, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients...............................................
(a)(5)     Notice of Guaranteed Delivery...............................................................
(a)(6)  -- Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.......
(a)(7)  -- Slides used in connection with analyst presentation on August 4, 1998.......................
(a)(8)  -- Form of Summary Advertisement, dated August 10, 1998........................................
(a)(9)  -- Press Release issued by Parent on August 4, 1998............................................
(a)(10) -- Letter dated July 30, 1998, from Lawrence A. Bossidy, Chairman and Chief Executive Officer
           of AlliedSignal Inc. to Mr. William J. Hudson, Chief Executive Officer and President of AMP
           Incorporated................................................................................
(a)(11) -- Letter, dated August 4, 1998, from Lawrence A. Bossidy, Chairman and Chief Executive Officer
           of AlliedSignal Inc. to the Board of Directors of AMP Incorporated..........................